No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF February 2009

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Contents

Exhibit 1:

Honda Motor Co., Ltd. filed its consolidated financial statements for the fiscal three months ended December 31, 2008 with Financial Services Agency in Japan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Yoichi Hojo
Yoichi Hojo
Director
Chief Operating Officer for Business Management Operations Honda Motor Co., Ltd.

Date: March 10, 2009

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2008

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2008 and March 31, 2008

	Yen (millions)
	December 31, 2008	March 31, 2008
	unaudited	audited
Assets
Current assets:
Cash and cash equivalents	¥739,414	¥1,050,902
Trade accounts and notes receivables, net of allowance for doubtful accounts of ¥6,790 million at December 31, 2008 and ¥8,181million at March 31, 2008	888,880	1,021,743
Finance subsidiaries-receivables, net (note 2)	1,271,206	1,340,728
Inventories (note 3)	1,365,824	1,199,260
Deferred income taxes (note 7)	124,865	158,825
Other current assets	467,675	460,110

Total current assets	4,857,864	5,231,568

Finance subsidiaries-receivables, net (note 2)	2,476,325	2,707,820
Investments and advances:
Investments in and advances to affiliates	571,865	549,812
Other, including marketable equity securities	131,523	222,110

Total investments and advances	703,388	771,922

Property on operating leases :
Vehicles	1,347,105	1,014,412
Less accumulated depreciation	205,730	95,440

Net property on operating leases	1,141,375	918,972

Property, plant and equipment, at cost :
Land	459,220	457,352
Buildings	1,393,565	1,396,934
Machinery and equipment	3,042,866	3,135,513
Construction in progress	172,491	227,479

	5,068,142	5,217,278
Less accumulated depreciation and amortization	2,975,049	3,015,979

Net property, plant and equipment	2,093,093	2,201,299

Other assets (note 7)	765,337	783,962

Total assets	¥12,037,382	¥12,615,543

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2008 and March 31, 2008

	Yen (millions)
	December 31, 2008	March 31, 2008
	unaudited	audited
Liabilities, Minority Interests and Stockholders’ Equity
Current liabilities:
Short-term debt	¥1,831,972	¥1,687,115
Current portion of long-term debt	787,020	871,050
Trade payables:
Notes	34,730	39,006
Accounts	802,025	1,015,130
Accrued expenses (note 5)	540,924	730,615
Income taxes payable	63,434	71,354
Other current liabilities (note 7)	250,794	264,280

Total current liabilities	4,310,899	4,678,550

Long-term debt, excluding current portion	1,913,842	1,836,652
Other liabilities (notes 4 and 5)	1,421,462	1,414,270

Total liabilities	7,646,203	7,929,472

Minority interests in consolidated subsidiaries	134,842	141,806

Stockholders’ equity:
Common stock, authorized 7,086,000,000 shares at December 31, 2008 and at March 31, 2008 : issued 1,834,828,430 shares at December 31, 2008 and at March 31, 2008	86,067	86,067
Capital surplus	172,529	172,529
Legal reserves	42,275	39,811
Retained earnings	5,300,909	5,099,983
Accumulated other comprehensive income (loss), net (notes 4 and 8)	(1,273,734)	(782,198)
Treasury stock, at cost 20,217,750 shares at December 31, 2008 and 20,290,531 shares at March 31, 2008	(71,709)	(71,927)

Total stockholders’ equity	4,256,337	4,544,265

Commitments and contingent liabilities (note 6)
Total liabilities, minority interests and stockholders’ equity	¥12,037,382	¥12,615,543

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the nine months ended December 31, 2008

Yen (millions)
December 31, 2008
unaudited
Net sales and other operating revenue	¥8,227,343

Operating costs and expenses:
Cost of sales	5,932,637
Selling, general and administrative	1,398,935
Research and development	423,121

7,754,693

Operating income	472,650

Other income :
Interest	33,778
Other	22,099

55,877

Other expenses :
Interest	17,680
Other	39,540

57,220

Income before income taxes, minority interest and equity in income of affiliates	471,307
Income tax (benefit) expense (note 7):
Current	104,605
Deferred	122,162

226,767

Income before minority interest and equity in income of affiliates	244,540

Minority interest in income of consolidated subsidiaries	(17,647)
Equity in income of affiliates	96,276

Net income	¥323,169

Yen
December 31, 2008
Basic net income per common share (note 11(b)):	¥178.10

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Income

For the three months ended December 31, 2008

Yen (millions)
December 31, 2008
unaudited
Net sales and other operating revenue	¥2,533,257

Operating costs and expenses:
Cost of sales	1,833,960
Selling, general and administrative	447,497
Research and development	149,348

2,430,805

Operating income	102,452

Other income:
Interest	11,386
Other	19,734

31,120

Other expenses:
Interest	6,266
Other	40,556

46,822

Income before income taxes, minority interest and equity in income of affiliates	86,750

Income tax (benefit) expense (note 7):
Current	37,518
Deferred	55,633

93,151

Income (loss) before minority interest and equity in income of affiliates	(6,401)

Minority interest in income of consolidated subsidiaries	(4,152)
Equity in income of affiliates	30,795

Net income	¥20,242

Yen
December 31, 2008
Basic net income per common share (note 11(b)):	¥11.16

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the nine months ended December 31, 2008

Yen (millions)
December 31, 2008
unaudited
Cash flows from operating activities:
Net income	¥323,169
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation excluding property on operating leases	308,112
Depreciation of property on operating leases	144,001
Deferred income taxes	122,162
Minority interest in income	17,647
Equity in income of affiliates	(96,276)
Dividends from affiliates	33,932
Provision for credit and lease residual losses on finance subsidiaries-receivables	63,472
Impairment loss on investments in securities	22,822
Impairment loss on long-lived assets and goodwill	26,905
Loss (gain) on derivative instruments, net	(43,386)
Decrease (increase) in assets:
Trade accounts and notes receivable	(82,449)
Inventories	(367,119)
Other current assets	(36,954)
Other assets	4,791
Increase (decrease) in liabilities:
Trade accounts and notes payable	8,162
Accrued expenses	(106,011)
Income taxes payable	5,631
Other current liabilities	1,310
Other liabilities	45,887
Other, net	(19,612)

Net cash provided by operating activities	376,196
Cash flows from investing activities:
Increase in investments and advances	(1,749)
Decrease in investments and advances	1,739
Payments for purchases of available-for-sale securities	(31,738)
Proceeds from sales of available-for-sale securities	24,895
Payments for purchases of held-to-maturity securities	(17,348)
Proceeds from redemptions of held-to-maturity securities	32,667
Capital expenditures	(457,628)
Proceeds from sales of property, plant and equipment	15,733
Acquisitions of finance subsidiaries-receivables	(2,072,549)
Collections of finance subsidiaries-receivables	1,620,230
Proceeds from sales of finance subsidiaries-receivables	128,762
Purchases of operating lease assets	(534,591)
Proceeds from sales of operating lease assets	77,027

Net cash used in investing activities	(1,214,550)
Cash flows from financing activities:
Increase (decrease) in short-term debt, net	456,467
Proceeds from long-term debt	1,047,155
Repayments of long-term debt	(733,269)
Cash dividends paid (note 9)	(119,764)
Cash dividends paid to minority interests	(9,897)
Payments for purchases of treasury stock, net	296

Net cash provided by financing activities	640,988
Effect of exchange rate changes on cash and cash equivalents	(114,122)

Net change in cash and cash equivalents	(311,488)
Cash and cash equivalents at beginning of the period	1,050,902

Cash and cash equivalents at end of the period	¥739,414

See accompanying notes to consolidated financial statements.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1) General and Summary of Significant Accounting Policies

(a)	Financial Statements

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles. In the opinion of management, all adjustments which are necessary for a fair presentation have been included. The results for interim periods are not necessarily indicative of results which may be expected for any other interim period or for the year. For further information, refer to the March 31, 2008 consolidated financial statements and notes thereto included in Honda Motor Co., Ltd. and Subsidiaries Annual Report for the year ended March 31, 2008. Consolidated financial statements for the year ended March 31, 2008 are derived from the audited consolidated financial statements, while consolidated financial statements for the nine months ended December 31, 2008 are unaudited.

(b)	Basis of Presenting Consolidated Financial Statements

The Company and its domestic subsidiaries maintain their books of account in conformity with financial accounting standards of Japan, and its foreign subsidiaries generally maintain their books of account in conformity with those of the countries of their domicile.

The consolidated financial statements presented herein have been prepared in a manner and reflect the adjustments which are necessary to conform them with U.S. generally accepted accounting principles.

(c)	Changes in Accounting Procedures for Consolidated Quarterly Financial Results

1.	Fair value measurements

Honda adopted Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” effective April 1, 2008. This statement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction, and emphasizes that a fair value measurement should be determined based on the assumptions that market participants would use in pricing an asset or liability.

In February 2008, FASB issued FASB staff position (FSP) No. FAS 157-2 “Effective date of FASB statement No. 157”. This FSP delays the effective date for SFAS No. 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

The adoption of this statement does not have a material impact on the Company’s consolidated financial position or results of operations.

The company has omitted disclosures required by this statement.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

2.	The fair value option for financial assets and financial liabilities

Honda adopted Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—including an amendment of SFAS No. 115” effective since April 1, 2008. This statement permits entities to choose to measure at fair value many financial instruments and certain other items that are not currently required to be measured at fair value. Subsequent changes in fair value for designated items will be required to be reported in earnings in the current period. Honda has not elected the fair value option for the nine months ended December 31, 2008. Accordingly, the adoption has no impact on the Company’s consolidated financial position or results of operations.

(d)	Accounting Policies Specifically Applied for Quarterly Consolidated Financial Statements

Income taxes

Honda computes interim income tax expense (benefit) by multiplying reasonably estimated annual effective tax rate, which includes the effects of deferred taxes, by year-to-date income before income taxes, minority interest and equity in income of affiliates for the nine months ended December 31, 2008. If a reliable estimate cannot be made, Honda utilizes the actual year-to-date effective tax rate.

(2) Allowances for Finance Subsidiaries-receivables

	Yen (millions)
	December 31, 2008	March 31, 2008
Finance subsidiaries-receivables
Allowance for credit losses	¥35,504	¥33,354
Allowance for losses on lease residual values	24,124	24,887

(3) Inventories

Inventories at December 31, 2008 and March 31, 2008 are summarized as follows:

	Yen (millions)
	December 31, 2008	March 31, 2008
Finished goods	¥909,818	¥755,122
Work in process	51,278	38,756
Raw materials	404,728	405,382

	¥1,365,824	¥1,199,260

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(4) Pension and Other Postretirement Benefits

During the current period, board of directors of the Company has approved an amendment to the Honda Pension Fund, of which the Company and a part of its domestic subsidiaries and affiliates accounted for under the equity method were members. This plan amendment, effective from April 1, 2009, mainly revises pension benefits for those employees who retire on or after April 1, 2009, to be calculated using annuity pension conversion rates which are linked to market interest rates and contain a ceiling and a floor. For the current period, subsequent to the approval of the plan amendment, the Company remeasured and decreased its projected benefit obligation. The resulting prior service benefit will be amortized over the average remaining service period from the fourth quarter of this fiscal year. The Company has also remeasured the fair value of related plan assets at the end of this current period. The remeasurements of the projected benefit obligation and the related plan assets have been reflected on a net basis in the liabilities related to pension on the consolidated balance sheet. This plan amendment has no material impact on the pension costs and contributions to the pension plan during the current period.

(5) Product Warranties

The changes in provisions for product warranties for the nine months ended December 31, 2008 and the year ended March 31, 2008 are as follows:

	Yen (millions)
	December 31, 2008	March 31, 2008
Balance at beginning of the period	¥293,760	¥317,103
Warranty claims paid during the period	(105,515)	(137,591)
Liabilities accrued for warranties issued during the period	65,929	136,355
Changes in liabilities for pre-existing warranties during the period	4,775	(1,476)
Foreign currency translation	(24,977)	(20,631)

Balance at end of the period	¥233,972	¥293,760

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(6) Contingent Liabilities

Honda has entered into various guarantee and indemnification agreements. At December 31 and March 31, 2008, Honda has guaranteed ¥34,082 million and ¥36,456 million of bank loan of employees for their housing costs, respectively. If an employee defaults on his/her loan payments, Honda is required to perform under the guarantee. The undiscounted maximum amount of Honda’s obligation to make future payments in the event of defaults is ¥34,082 million and ¥36,456 million, respectively, at December 31 and March 31, 2008. At December 31, 2008, no amount has been accrued for any estimated losses under the obligations, as it is probable that the employees will be able to make all scheduled payments.

With respect to product liability, personal injury claims or lawsuits, Honda believes that any judgment that may be recovered by any plaintiff for general and special damages and court costs will be adequately covered by Honda’s insurance and accrued liabilities. Punitive damages are claimed in certain of these lawsuits. Honda is also subject to potential liability under other various lawsuits and claims including 71 purported class actions in the United States. In accordance with Statement of Financial Accounting Standards (SFAS) No. 5, “Accounting for Contingencies”, Honda has recorded a contingent liability when it is probable that an obligation has been incurred and the amount of loss can be reasonably estimated. Honda reviews these pending lawsuits and claims periodically and adjusts the amounts recorded for these contingent liabilities, if necessary, by considering the nature of lawsuits and claims, the progress of the case and the opinions of legal counsel. Honda does not record liabilities for lawsuits or potential claims that it believes will not result in an unfavorable outcome or when a reasonable estimate of the amount of probable loss cannot be determined. After consultation with legal counsel, and taking into account all known factors pertaining to existing lawsuits and claims, Honda believes that the ultimate outcome of such lawsuits and pending claims including 71 purported class actions in the United States should not result in liability to Honda that would be likely to have an adverse material effect on its consolidated financial position, results of operations or cash flows.

(7) Income Taxes

Due to the decrease in the amount of foreign tax credit carryforwards expected to be utilized in the future years, Honda has recorded a valuation allowance for the related deferred tax asset as of December 31, 2008. Honda records deferred tax liabilities for undistributed earnings of foreign subsidiaries and joint ventures. As the amount of foreign tax credit expected to be utilized upon the receipt of dividends from these foreign subsidiaries and joint ventures has also been decreased, Honda has recorded additional deferred tax liabilities for undistributed earnings of foreign subsidiaries and joint ventures as of December 31, 2008. Due primarily to these accounting treatments, the effective tax rates of Honda for the three months and nine months periods ended December 31, 2008 differ from Honda’s statutory income tax rate, which is 40% for the fiscal year ending March 31, 2009.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(8) Comprehensive income (loss)

Comprehensive income (loss) for the nine months ended December 31, 2008 is as follows:

Yen (millions)
December 31, 2008
Net income	¥323,169
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(478,641)
Unrealized gains (losses) on marketable securities, net	(26,284)
Unrealized gains (losses) on derivative instruments, net	(460)
Pension and other postretirement benefits adjustments	13,849

Total comprehensive income (loss)	¥(168,367)

Comprehensive income (loss) for the three months ended December 31, 2008 is as follows:

Yen (millions)
December 31, 2008
Net income	¥20,242
Other comprehensive income (loss), net of tax
Adjustments from foreign currency translation	(481,572)
Unrealized gains (losses) on marketable securities, net	(13,498)
Unrealized gains (losses) on derivative instruments, net	(412)
Pension and other postretirement benefits adjustments	9,180

Total comprehensive income (loss)	¥(466,060)

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(9) Information Related to Stockholders’ Equity

For nine months ended December 31, 2008

(a)	Information concerning cash dividends

1.	Dividend payout

Resolution	The ordinary general meeting of shareholders on June 24, 2008
Type of shares	Common stock
Total amount of dividends (million yen)	39,921
Dividend per share of common stock (yen)	22.00
Record date	March 31, 2008
Effective date	June 25, 2008
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on July 25, 2008
Type of shares	Common stock
Total amount of dividends (million yen)	39,921
Dividend per share of common stock (yen)	22.00
Record date	June 30, 2008
Effective date	August 25, 2008
Resource for dividend	Retained earnings

Resolution	The board of directors meeting on October 28, 2008
Type of shares	Common stock
Total amount of dividends (million yen)	39,921
Dividend per share of common stock (yen)	22.00
Record date	September 30, 2008
Effective date	November 26, 2008
Resource for dividend	Retained earnings

2.	Dividend payable for the nine months ended December 31, 2008, effective after the period

Resolution	The board of directors meeting on January 30, 2009
Type of shares	Common stock
Total amount of dividends (million yen)	19,960
Dividend per share of common stock (yen)	11.00
Record date	December 31, 2008
Effective date	February 26, 2009
Resource for dividend	Retained earnings

(b)	Significant changes in stockholders’ equity

None

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(10) Segment Information

Honda has four reportable segments: the Motorcycle business, the Automobile business, the Financial services business and the Power product and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as components of Honda’s about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in Honda’s consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle business	Motorcycles, all-terrain vehicles (ATVs), personal watercrafts and relevant parts	Research & Development Manufacturing Sales and related services

Automobile business	Automobiles and relevant parts	Research & Development Manufacturing Sales and related services

Financial services business	Financial, insurance services	Retail loan and lease related to Honda products Others

Power product and other businesses	Power products and relevant parts, and others	Research & Development Manufacturing Sales and related services Others

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Segment Information

As of and for the three months ended December 31, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥342,881	¥1,974,288	¥142,690	¥73,398	¥2,533,257	—	¥2,533,257
Intersegment	—	—	3,338	6,166	9,504	(9,504)	—

Total	¥342,881	¥1,974,288	¥146,028	¥79,564	¥2,542,761	¥(9,504)	¥2,533,257

Segment income (loss)	¥25,233	¥70,547	¥9,495	¥(2,823)	¥102,452	—	¥102,452

As of and for the nine months ended December 31, 2008

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Product and Other Businesses	Segment Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,137,019	¥6,372,933	¥447,018	¥270,373	¥8,227,343	—	¥8,227,343
Intersegment	—	—	11,206	19,126	30,332	(30,332)	—

Total	¥1,137,019	¥6,372,933	¥458,224	¥289,499	¥8,257,675	¥(30,332)	¥8,227,343

Segment income (loss)	¥102,781	¥310,822	¥62,585	¥(3,538)	¥472,650	—	¥472,650

Assets	¥1,131,371	¥5,531,129	¥5,781,503	¥285,359	¥12,729,362	¥(691,980)	¥12,037,382
Depreciation and amortization	¥39,065	¥258,247	¥144,614	¥10,187	¥452,113	—	¥452,113
Capital expenditures	¥67,990	¥341,292	¥535,368	¥10,956	¥955,606	—	¥955,606

Explanatory notes:

1.	Segment income (loss) is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, minority interest in income, and equity in income of affiliates. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable.

2.	Assets of each segment are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets. Segment assets are based on those directly associated with each segment and those not directly associated with specific segments are allocated based on the most reasonable measures applicable except for the corporate assets described below.

3.	Intersegment sales and revenues are generally made at values that approximate arm’s-length prices.

4.	Unallocated corporate assets, included in reconciling items, amounted to ¥165,657 million as of December 31, 2008, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of intersegment transactions.

5.	Depreciation and amortization of Financial Services Business include ¥144,001 million for the nine months ended December 31, 2008, of depreciation of property on operating leases.

6.	Capital expenditures of the Financial Services Business include ¥534,591 million for the nine months ended December 31, 2008, of purchase of operating lease assets.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

Supplemental Geographical Information

In addition to the disclosure required by U.S. GAAP, Honda provides the following supplemental information as required by Financial Instruments and Exchange Law:

(1) Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended December 31, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥486,707	¥1,171,067	¥265,308	¥320,605	¥289,570	¥2,533,257	—	¥2,533,257
Transfers between geographic areas	592,567	60,571	34,110	64,674	15,136	767,058	(767,058)	—

Total	¥1,079,274	¥1,231,638	¥299,418	¥385,279	¥304,706	¥3,300,315	¥(767,058)	¥2,533,257

Operating income (loss)	¥(64,361)	¥70,077	¥1,138	¥24,995	¥41,899	¥73,748	¥28,704	¥102,452

As of and for the nine months ended December 31, 2008

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Net sales and other operating revenue:
External customers	¥1,456,127	¥3,904,029	¥920,630	¥1,054,664	¥891,893	¥8,227,343	—	¥8,227,343
Transfers between geographic areas	1,966,275	190,839	94,050	218,694	56,148	2,526,006	(2,526,006)	—

Total	¥3,422,402	¥4,094,868	¥1,014,680	¥1,273,358	¥948,041	¥10,753,349	¥(2,526,006)	¥8,227,343

Operating income (loss)	¥14,483	¥187,186	¥20,732	¥109,959	¥127,002	¥459,362	¥13,288	¥472,650

Assets	¥3,210,205	¥6,534,535	¥838,282	¥1,087,068	¥623,594	¥12,293,684	¥(256,302)	¥12,037,382
Long-lived assets	¥1,091,718	¥1,749,035	¥109,896	¥252,503	¥134,478	¥3,337,630	—	¥3,337,630

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

2.	Operating income (loss) of each geographical region is measured in a consistent manner with consolidated operating income, which is net income before other income, other expenses, income tax (benefit) expense, minority interest in income, and equity in income of affiliates.

3.	Assets of each geographical region are defined as total assets, including derivative financial instruments, investments in affiliates, and deferred tax assets.

4.	Sales and revenues between geographic areas are generally made at values that approximate arm’s-length prices.

5.	Unallocated corporate assets, included in reconciling items, amounted to ¥165,657 million as of December 31, 2008, which consist primarily of cash and cash equivalents and marketable securities held by the Company. Reconciling items also include elimination of transactions between geographic areas.

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(2) Overseas sales and revenues based on the location of the customer

For the three months ended December 31, 2008

Yen (millions)
December 31, 2008
North America	¥1,163,927
Europe	263,612
Asia	396,305
Other regions	349,114

For the nine months ended December 31, 2008

Yen (millions)
December 31, 2008
North America	¥3,885,573
Europe	913,837
Asia	1,268,134
Other regions	1,057,051

Explanatory notes:

Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, France, Italy, Belgium
Asia	Thailand, Indonesia, China, India
Other Regions	Brazil, Australia

HONDA MOTOR CO., LTD. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(11) Per Share Data

(a)	Net Asset per Share

	Yen
	December 31, 2008	March 31, 2008
Net asset per share	¥2,345.59	¥2,504.36

(b)	Net Income per Common Share

Net income per common share for the nine months ended December 31, 2008 is as follows:

Yen
December 31, 2008
Basic net income per common share	¥178.10

* Diluted net income per common share is not provided as there is no potential dilution effect.

* The basis of computation of basic net income per common share is as follows:

Yen (millions)
December 31, 2008
Net income	¥323,169
Amount not applicable to common stock	—
Net income applicable to common stock	¥323,169
Weighted average number of common shares	1,814,545,999 shares

Net income per common share for the three months ended December 31, 2008 is as follows:

Yen
December 31, 2008
Basic net income per common share	¥11.16

* Diluted net income per common share is not provided as there is no potential dilution effect.

* The basis of computation of basic net income per common share is as follows:

Yen (millions)
December 31, 2008
Net income	¥20,242
Amount not applicable to common stock	—
Net income applicable to common stock	¥20,242
Weighted average number of common shares	1,814,557,407 shares

(12) Subsequent Event

No relevant information